Elementis plc

Documents Furnished Under Cover of Letter Dated September 29, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4790J	September 26, 2006
2.	Regulatory News Service Notice	4495J	September 25, 2006
3.	Regulatory News Service Notice	4108J	September 25, 2006




06017316

SUPPL



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

09/26/06 07:02 AM

To "eleanor.besserman@
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Additional Listing

This Email Alert service is brought to you by Elementis

RNS Number:4790J
Elementis PLC
26 September 2006

Elementis PLC
26 September 2006

Elementis plc ("the Company")

A block listing application has been made for 2,000,000 ordinary shares of 5p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued
fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued in respect of the Executive Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/25/06 12:58 PM

To "eleanor.besserman@ele <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4495J
Elementis PLC
25 September 2006

Elementis PLC
25 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 25 September 2006 under Section 198 of the Companies Act 1985 that as at 21 September 2006 UBS AG was interested
in 17,225,624 Ordinary Shares of 5p each in the Company. These holdings represent 3.91% of the issued Ordinary Share capital of the Company as at 25 September 2006.

Jennifer Murphy
Company Secretary
25 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFVDAEIEFIR



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

09/25/06 08:22 AM

To "eleanor.besserman@ele
<eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4108J
Elementis PLC
25 September 2006

Elementis PLC
25 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 25 September 2006 under Section 198 of the Companies Act 1985 that as at 20 September 2006 UBS AG was interested
in 19,260,624 Ordinary Shares of 5p each in the Company. These holdings represent 4.36% of the issued Ordinary Share capital of the Company as at 22 September 2006.

Jennifer Murphy
Company Secretary
25 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFELALIEFIR